

November 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

     Re: **TAL International Group, Inc.**
              Form 8-K
              Filed April 29, 2015
              Response Letter Dated October 20, 2015
              File No. 1-32638

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed April 29, 2015</u>

<u>Non-GAAP Financial Measures, page 9</u>

1.   We have read your response to prior comment 2 in our letter to you dated October 2, 2015. We note you believe Adjusted EBITDA is presented, in part, as a performance measure. As previously requested, please tell us the appropriateness of this measure as a performance measure.

        In this regard, you should specifically address how management concluded that this measure provides useful information to investors regarding your results of operations in light of the fact that (i) it adds the receipt of principal payments from direct financing leases recognized in the investing activities category of your consolidated statements of cash flows and (ii) these payments will never be reflected in your GAAP results of operations. Please also provide us with additional information about how management uses "Adjusted EBITDA" as a performance measure.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction